SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

HARVEST NATURAL RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

41754V103
(CUSIP Number)

September 26, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
¨ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41754V103	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JET CAPITAL INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,761,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,761,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41754V103	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jet Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,761,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,761,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41754V103	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alan S. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,800
	6	SHARED VOTING POWER 1,761,400
	7	SOLE DISPOSITIVE POWER 11,800
	8	SHARED DISPOSITIVE POWER 1,761,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.20%
12	TYPE OF REPORTING PERSON** HC, IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41754V103	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Mark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,761,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,761,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON** HC, IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41754V103	13G	Page 6 of 11 Pages

Item 1 (a).	NAME OF ISSUER:

HARVEST NATURAL RESOURCES, INC.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1177 Enclave Parkway, Suite 300 Houston, TX 77077

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Jet Capital Investors, L.P. (the "Investment Manager"), a Delaware limited partnership which serves as investment manager to Jet Capital Master Fund LP (the "Master Fund") and certain discretionary accounts (the "Discretionary Accounts", and together with the Master Fund, the "Funds") with respect to shares of common stock directly owned by the Funds and the Discretionary Accounts.

(ii)
Jet Capital Management, L.L.C. (the "General Partner"), a Delaware limited liability company which serves as the general partner of the Master Fund, with respect to shares of common stock directly owned by each of the Master Fund.

(iii)
Alan S. Cooper ("Mr. Cooper"), who, together with Mr. Mark, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds, and with respect to shares of common stock directly owned by him.

(iv)
Matthew Mark ("Mr. Mark"), who, together with Mr. Cooper, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds.

CUSIP No. 41754V103	13G	Page 7 of 11 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	The Investment Manager: 667 Madison Avenue 9th Floor, New York, NY 10021

(ii)	The General Partner: 667 Madison Avenue 9th Floor, New York, NY 10021

(iii)	Mr. Cooper: 667 Madison Avenue 9th Floor, New York, NY 10021

(iv)	Mr. Mark: 667 Madison Avenue 9th Floor, New York, NY 10021

Item 2(c).	CITIZENSHIP:

(i)	The Investment Manager: Delaware, USA

(ii)	The General Partner: Delaware, USA

(iii)	Mr. Cooper: USA

(iv)	Mr. Mark: USA

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2(e).	CUSIP NUMBER:

41754V103

CUSIP No. 41754V103	13G	Page 8 of 11 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

The percentages used in Item 4 are calculated based upon the 34,125,368 shares of common stock outstanding, as reflected in Harvest Natural Resources, Inc.'s Form 10-Q, as filed on August 9, 2011.

(i)	The General Partner:
	(A)	Amount beneficially owned: 1,761,400
	(B)	Percent of class: 5.16%.
	(C)	Number of shares as to which such person has:
		(I)	Sole power to vote or direct the vote: 0
		(II)	Shared power to vote or direct the vote: 1,761,400
		(III)	Sole power to dispose or direct the disposition: 0
		(IV)	Shared power to dispose or direct the disposition of: 1,761,400

CUSIP No. 41754V103	13G	Page 9 of 11 Pages

(ii)	The Investment Manager:
	(A)	Amount beneficially owned: 1,761,400
	(B)	Percent of class: 5.16%
	(C)	Number of shares as to which such person has:
		(I)	Sole power to vote or direct the vote: 0
		(II)	Shared power to vote or direct the vote: 1,761,400
		(III)	Sole power to dispose or direct the disposition: 0
		(IV)	Shared power to dispose or direct the disposition: 1,761,400

(iii)	Mr. Cooper:
	(A)	Amount beneficially owned: 1,773, 200
	(B)	Percent of class: 5.20%
	(C)	Number of shares as to which such person has:
		(I)	Sole power to vote or direct the vote: 11,800
		(II)	Shared power to vote or direct the vote: 1,761,400
		(III)	Sole power to dispose or direct the disposition: 11,800
		(IV)	Shared power to dispose or direct the disposition: 1,761,400

(iv)	Mr. Mark:
	(A)	Amount beneficially owned: 1,761,400
	(B)	Percent of class: 5.16%
	(C)	Number of shares as to which such person has:
		(I)	Sole power to vote or direct the vote: 0
		(II)	Shared power to vote or direct the vote: 1,761,400
		(III)	Sole power to dispose or direct the disposition: 0
		(IV)	Shared power to dispose or direct the disposition: 1,761,400

Each of the Investment Manager, the General Partner, Mr. Cooper and Mr. Mark expressly declares that this filing shall not be construed as an admission that either is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities directly owned by the Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The beneficial owners of the Master Fund and the Discretionary Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Master Fund and the Discretionary Accounts, respectively.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 41754V103	13G	Page 10 of 11 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October  6, 2011

By:
Name:	Alan S. Cooper
Title:	Authorized Signatory,
Jet Capital Investors, L.P.

By:
Name:	Alan S. Cooper
Title:	Authorized Signatory,
Jet Capital Management, L.L.C.

By:
Name:	Alan S. Cooper

By:
Name:	Matthew Mark

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)